BM Technologies, Inc.

201 King of Prussia Road, Suite 350

Wayne, PA 19087

July 27, 2021

VIA EDGAR

Sonia Bednarowski

U.S. Securities and Exchange Commission 100 F Street, NE

Washington, D.C. 20549

Attn:	Sonia Bednarowski

Re:	BM Technologies, Inc.
Registration Statement on Form S-1
Filed February 12, 2021, as amended July 19, 2021,
July 22, 2021 and July 26, 2021
File No. 333-253099

Dear Ms. Bednarowski:

BM Technologies, Inc. (the “Registrant”) hereby requests, pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, the acceleration of the effective date of the above-captioned Registration Statement, as amended, to 4:00 P.M., Washington, D.C. time, on July 29, 2021 or as soon as practicable thereafter, unless the Registrant notifies you otherwise prior to such time.

Very truly yours,

BM TECHNOLOGIES, INC.

By:	/s/ Robert Ramsey
Robert Ramsey
Chief Financial Officer

Cc:	Jonathan Talcott, Nelson Mullins Riley & Scarborough LLP
Peter Strand, Nelson Mullins Riley & Scarborough LLP

[Signature Page to Company Acceleration Request]